UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number:  001-41324

AKANDA CORP.

(Name of registrant)

1a, 1b Learoyd Road

New Romney TN28 8XU, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F    ☐ Form 40-F

EXHIBIT INDEX

On March 22, 2024, Akanda Corp. (the “Company”) entered into an Consulting Agreement with IR Agency LLC (“IR Agency”), pursuant to which, IR Agency agrees to provide marketing and advertising services to the Company for a lump sum cash payment of $750,000. The services include, but are not limited to, creating company profiles, media distribution and building a digital community with respect to the Company. The term of the agreement is one year unless extended by mutual agreement, starting on March 28, 2024. The agreement contains customary provisions regarding intellectual property rights, compliance with securities laws, confidentiality, limitations of liability and indemnification.

A copy of the agreement is furnished in this report as Exhibit 10.1.

Exhibit No.	Description

10.1	Consulting Agreement with IR Agency LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: March 28, 2024	By:	/s/ Katie Field
	Name:	Katie Field
	Title:	Interim Chief Executive Officer and Director

2